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ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GBS Retirement Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2850 Golf Road
(No. and Street)

Rolling Meadows	IL	60006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Amaya	9519772671	patrick_amaya@ajg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Amaya, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GBS Retirement Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Satisfactory Proof of Identification
California Notary Form Attached
Per California Law

Signature: [signature]

Title:
Chief Compliance Officer

See attached C.A. Notary form
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Orange }

Subscribed and sworn to (or affirmed) before me on this 9th (Date) day of April (Month), 2024 (Year)

by Patrick Amaya

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

DANIEL ANGELO SANCHEZ
Notary Public - California
Orange County
Commission # 2413702
My Comm. Expires Aug 23, 2026

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________

Number of Pages: ____________________

Signer(s) Other Than Named Above: ____________________

Financial Statements and Supplemental Information

GBS Retirement Services, Inc.
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2023

Contents

Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2023, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Restatement of Stockholder's Equity as of the Beginning-of-Year

As discussed in Note 2 to the financial statements, the retained earnings and capital in excess of par value balances as of the beginning-of-year have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

April 16, 2024

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2023

Assets		
Cash and cash equivalents	$	18,361,088
Investments, trading, at fair value		4,062
Fees receivable		170,375
Commissions receivable		2,917,486
Income tax receivable - current		2,309,014
Deferred tax asset, net		12,079
Fixed assets – at cost, less accumulated depreciation of $41,943		16,427
Other assets		13,279
	$	23,803,810
Liabilities and stockholder's equity		
Accounts payable – affiliates	$	12,681,954
Other liabilities		208,996
		12,890,950
Stockholder's equity:		
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Gallagher Benefit Services, Inc.)		1,000
Capital in excess of par value		566,319
Retained earnings		10,345,541
		10,912,860
	$	23,803,810

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2023

Revenues	
Commissions	$ 8,311,762
Fees	261,831
Investment income	31,570
	8,605,163
Expenses	
Professional fees	3,050,457
Salaries and employee benefits	488,307
Other operating expenses	3,994,697
Total expenses	7,533,461
Income before income taxes	1,071,702
Income tax expense/(benefit):	
Current	166,825
Deferred	(10,445)
	156,380
Net income	$ 915,322

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2023

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2023, as previously reported	$ 1,000	$ 788,968	$ 28,818,549	29,608,517
Adjustment to opening balance cumulative effect of correction of an error in previously issued financial statements*		(222,649)	(3,284,979)	(3,507,628)
Balance at January 1, 2023, as restated	1,000	566,319	25,533,570	26,100,889
Dividend paid to :				
Arthur J. Gallagher & Co.			(1,103,351)	(1,103,351)
Gallagher Benefit Services, Inc.			(15,000,000)	(15,000,000)
Net income			915,322	915,322
Balance at December 31, 2023	$ 1,000	$ 566,319	$ 10,345,541	$ 10,912,860

* Cumulative effect of correction of an error in previously issued financial statements related to revenue and expense adjustments. For more information refer to Note 2 - Correction of Prior Period Financial Statements.

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2023

Operating activities		
Net income	$	915,322
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		(10,445)
Depreciation		7,253
Net change in investments		1,304
Change in fees receivable		(69,335)
Change in commissions receivable		724,511
Change in amounts due to/from affiliates		(426,603)
Change in other assets		18,472
Change in income tax receivable/payable		(3,274,256)
Change in other liabilities		(146,389)
Net cash used in operating activities		(2,260,166)
Investing activities		
Purchases of fixed assets		(9,425)
Net cash used in investing activities		(9,425)
Financing activities		
Dividend paid to Gallagher Benefit Services, Inc.	$	(15,000,000)
Net cash used in financing activities	$	(15,000,000)
Net decrease in cash and cash equivalents		(17,269,591)
Cash and cash equivalents at beginning of year		35,630,679
Cash and cash equivalents at end of year	$	18,361,088
Noncash financing activities:		
Dividend to Arthur J. Gallagher & Co.	$	(1,103,351)

See accompanying notes.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2023

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 47% of the Company's commission revenue was collectively received from four insurance carriers. GBS Retirement Services, Inc. operates as a single segment.

The Company has a Broker Dealer Commission Agreement (the Triad Agreement) with Triad Financial, Inc. (Triad). Under the terms of the Triad Agreement, employees of Gallagher are registered representatives of Triad. The representatives have access to Gallagher's customer base and are authorized to provide brokerage services, defined as the sale of securities, for a commission. These representatives have access to products, materials, and services offered by Triad. In return for access to the Triad offerings, the Company pays Triad a percentage of its commissions, which are recorded as a reduction in commission revenues. The Company is registered as an introducing broker-dealer for the sole purpose of receiving commissions from Triad and does not handle or maintain customer funds.

In the preparation of the Company's financial statements as of December 31, 2023, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through April 16, 2024, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto. No additional matters were noted.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2023, the Company had all of its cash and cash equivalents invested at two financial institutions.

Investments and Investment Income

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in investment income in the statement of income. Fair value is based on the fair value hierarchy described in Note 4.

Revenue Recognition

The Company generates commission and fee revenue for service arrangements with clients. The performance obligations and transaction price (fees and rates) are governed by a written contract, and revenue is recognized over time as the delivery of services occurs and the services are invoiced.

The Company may contract with clients to perform services specified in a contract for a specified fee. These services are considered a single performance obligation and are recognized as invoiced.

Certain commissions are earned for the placement of a product or policy. The transaction price is based on the applicable commission rates established for each product or policy. The commissions are recognized at the time of placement.

Salaries and Employee Benefits

Certain employees of the Company are responsible for the oversight and supervision of other GBS entities. The Company allocates a portion of their salaries and benefits to other GBS entities based on relative time spent supporting each entity. The allocation of these expenses is classified as salaries and employee benefits.

Professional Fees and Other Operating Expenses

Professional fees represent expenses incurred by GBS owned entities while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to total retirement revenue generated by the consultants across all GBS

1. Summary of Significant Accounting Policies (continued)

owned entities. Other operating expenses incurred by GBS and allocated to the Company based on revenue include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

2. Correction of Prior Period Financial Statements

Subsequent to the issuance of the financial statements for the year ended December 31, 2022, the Company identified errors noting revenues were incorrectly recorded in the GBS RS financial statements that should have been recorded by other subsidiaries of GBS. These errors also impacted expenses that were allocated to the Company based on percentages of revenues. The impact of these errors was recorded as a restatement of opening Retained Earnings of $3,507,628 as of January 1, 2023 in the Statement of Changes in Stockholder's Equity, representing a reduction in 2022 commission revenue and fee revenue by $4,231,692 and $1,204,105, respectively, offset by a reduction in total pre-tax expenses of $730,201. The restatement of opening Retained Earnings represents a reduction in 2022 income before income taxes of $4,705,596 offset by a reduction in income tax expense of $1,197,968. An additional error was identified related to the incorrect classification of a prior period capital contribution resulting in a reclassification between Retained Earnings and Capital in Excess of Par Value of $222,649. These entries did not impact amounts included in the Statement of Cash Flows for the year ended December 31, 2023.

3. Income Taxes

Significant components of the income tax expense in 2023, include the following:

Federal:	
Current	$ 141,475
Deferred	(8,437)
	133,038
State and local:	
Current	25,350
Deferred	(2,008)
	23,342
	$ 156,380

At December 31, 2023, the Company had recorded gross deferred tax assets and liabilities of $15,095 and $3,016, respectively. The Company's net deferred income tax asset is attributable to differences in accrued expenses and prepaid assets.

During 2023 there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than federal statutory rate of 21%, due principally to state income taxes. The Company paid $2,472,352 in income taxes to Gallagher relating to 2023.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2023. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2023, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2023, the Gallagher consolidated group corporate returns have been examined by the IRS or the statue had lapsed through calendar year 2019. In addition, from 2019 forward, various state jurisdictions remain open.

The Inflation Reduction Act enacted a book-based Corporate Alternative Minimum Tax (CAMT) for years beginning after 2022. The CAMT imposes a minimum 15% cash tax on adjusted book income before general business credits. As such, the Company does not currently anticipate being subject to the CAMT.

4. Fair Value

The FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are based on unadjusted quoted prices in active markets for identical financial instruments;

- Level 2 inputs are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

- Level 3 are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $4,062 are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

5. Related-Party Transactions

Professional fees represent expenses incurred by GBS and other GBS owned entities while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to total retirement revenue generated by the consultants across all GBS owned entities. The amount of this allocation for 2023 was $3,050,457.

5. Related-Party Transactions (continued)

Certain employees of the Company are responsible for the oversight and supervision of other GBS entities. The Company allocates a portion of their salaries, benefits and other operating expenses to other GBS entities based on relative time spent supporting each entity. The allocation of these expenses is classified as salaries and employee benefits. The total allocation from the Company was $4,528,038.

Certain operating expenses are allocated directly by GBS to the Company based on revenue ratios. These expenses include supervision, technology, licensing, compliance, finance and accounting support. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. The amount allocated to the Company in 2023 by GBS was $3,689,747. Other allocation bases could produce different results.

During 2023, the Company settled an income tax receivable from Gallagher through a non-cash dividend of $1,103,351.

Intercompany receivables and payables may be settled with related Gallagher parties subject to a Master Multilateral Netting Agreement that the Company has in place.

6. Commitments

The Company intends to continue to make periodic distributions to GBS while maintaining net capital in excess of its required amount.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital (as defined under Rule 15c3-1) of $5,474,200 and a net capital requirement of $859,401. The Company's ratio of aggregate indebtedness to net capital was 2.35 to 1.

Supplementary Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

Net capital		
Stockholder's equity	$	10,912,860
Less non-allowable assets		5,438,660
Less haircuts on securities		-
Net capital	$	5,474,200
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	859,401
Excess net capital	$	4,614,799
Aggregate indebtedness		
Accounts payable and other liabilities	$	12,890,950
Ratio of aggregate indebtedness to net capital		2.35
Non-allowable assets:		
Fees receivable		170,375
Commissions receivable		2,917,486
Income tax receivable - current		2,309,014
Deferred tax asset, net		12,079
Net fixed assets		16,427
Other assets		13,279
	$	5,438,660
Haircuts on trading and investment securities:		
Exempted securities	$	–
Other securities		–
	$	–

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2023 submitted April 16, 2024.

GBS Retirement Services, Inc.

Schedule II - Computation for Determination of Reserve Requirements under Rule 17a-5(d)

December 31, 2023

The Company is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

GBS Retirement Services, Inc.

Schedule III - Information Relating to
Possession or Control of Securities under Rule 17a-5(d)

December 31, 2023

The Company is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Management of GBS Retirement Services Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of GBS Retirement Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2023 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public

Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

April 16, 2024

EY
Building a better working world

Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for GBS Retirement Services, Inc., in which (1) GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

April 16, 2024

Exemption Report for GBS Retirement Services, Inc.

GBS Retirement Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

GBS Retirement Services, Inc.

I, Patrick Amaya, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Patrick Amaya
Patrick Amaya (Apr 16, 2024 07:24 PDT)
CCO

I, Beth Marren O'Reilly, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.

By:
Beth Marren (Apr 16, 2024 09:04 CDT)
FINOP

Date of Report: April 16, 2024